11487 South 700 East
Salt Lake City, UT 84020

May 12, 2014

Securities and Exchange Commission
Attn:            Anne Nguyen Parker, Branch Chief
Division of Corporation Finance
Washington, D.C. 20549

RE:            Nutranomics, Inc.
Registration Statement on Form S-1
File No. 333-194373

Ladies and Gentlemen:

The undersigned registrant (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on May 14, 2014, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.  The Registrant also requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•
should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nutranomics, Inc.

Sincerely,

/s/ Tracy Gibbs
Tracy Gibbs